4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

February 18, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Susser Holdings Corporation, and co-registrants

Amendment No. 1 to Registration Statement on Form S-3

Filed December 15, 2009

File No. 333-162851 to -21

Correspondence Dated January 21, 2010 Regarding

Form 10-K for Year Ended December 28, 2008

Filed March 13, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 17, 2009

File No. 1-33084

Dear Mr. Owings:

We are in receipt of your letter dated February 3, 2010, containing comments on the above referenced filings. We will address each comment individually in the following paragraphs. For your convenience, we have reproduced the full text of each of the Staff’s comments above our responses below.

We have enclosed with the paper copy of this letter, supplemental materials requested by the staff of the Commission (the “Staff”) or responsive to the Staff’s comments. Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of this response.

Pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information.

The Company believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

Susser Holdings Corporation

February 18, 2010

Please call the undersigned when the Staff has completed its review and the Company will arrange to have the supplemental information retrieved. The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.

Form 10-K for the Year Ended December 28, 2008

Business Combinations and Intangible Assets Including Goodwill, page 46

1.	We note your response to comment three of our letter dated January 7, 2010. Please provide to us a summary of your Step 1 results from your 2009 annual goodwill impairment test and include a comparison of the fair value of your reporting units to your market capitalization, and further explain the underlying reasons for the difference. Please be detailed in your response.

Response

We anticipate the disclosure, in its entirety, in our 2009 Form 10-K will be substantially as follows:

“We account for acquisitions using the purchase method of accounting and accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the acquisition date. The excess of purchase price over fair value of net assets acquired, including the amount assigned to identifiable intangible assets, is recorded as goodwill. Given the time it takes to obtain pertinent information to finalize the acquired company’s balance sheet, it may be several quarters before we are able to finalize those initial fair value estimates. Accordingly, it is not uncommon for the initial estimates to be subsequently revised. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

Our recorded identifiable intangible assets primarily include the estimated value assigned to certain customer related and contract-based assets. Identifiable intangible assets with finite lives are amortized over their estimated useful lives, which is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Debt issuance costs are amortized using the effective interest method over the term of the debt. Supply agreements are amortized on a straight-line basis over the remaining terms of the agreements, which generally range from five to fifteen years. Favorable/unfavorable lease arrangements are amortized on a straight-line basis over the remaining lease terms. The fair value of the Laredo Taco Company and Town & Country Food Stores trade names are being amortized on a straight-line basis over fifteen and five years, respectively. Several intangible assets have been identified with indefinite lives including New Mexico liquor licenses, the Village Market trade name and certain franchise rights. The determination of the fair market value of the intangible asset and the estimated useful life are based on an analysis of all pertinent factors including (1) the use of widely-accepted valuation approaches, the income approach or the cost approach, (2) the expected use of the asset by the Company, (3) the expected useful life of related assets, (4) any legal, regulatory or contractual provisions, including renewal or extension period that would cause substantial costs or modifications to existing agreements, and (5) the effects of obsolescence, demand, competition, and other economic factors. Should any of the underlying assumptions indicate that the value of the intangible assets might be impaired, we may be required to reduce the carrying value and subsequent useful life of the asset. If the underlying assumptions governing the amortization of an intangible asset were later determined to have significantly changed, we may be required to adjust the amortization period of such asset to reflect any new estimate of its useful life. Any write-down of the value or unfavorable change in the useful life of an intangible asset would increase operating costs and expense at that time.

Susser Holdings Corporation

February 18, 2010

At January 3, 2010, we had $242.3 million of goodwill recorded in conjunction with past business combinations, consisting of $221.6 million of retail segment goodwill and $20.7 million of wholesale segment goodwill. Under the accounting rules for goodwill, this intangible asset is not amortized. Instead, goodwill is subject to annual reviews on the first day of the fourth fiscal quarter for impairment at a reporting unit level. The reporting unit or units used to evaluate and measure goodwill for impairment are determined primarily from the manner in which the business is managed or operated. A reporting unit is an operating segment or a component that is one level below an operating segment. In accordance with ASC 350 “Intangibles – Goodwill and Other”, we have assessed the reporting unit definitions and determined that our Retail and Wholesale operating segments are the appropriate reporting units for testing goodwill impairment.

The impairment analysis performed in the fourth quarter of fiscal year 2009 indicated no impairment in either the Retail or Wholesale operating segment. A summary of these results is as follows (in thousands):

	Fair Value	Carrying Value	Excess	% Excess
Retail Segment	$579,276	$481,524	$97,752	20%
Wholesale Segment	$136,280	$129,022	$7,258	6%

Our test for 2008 was performed by allocating our market capitalization to our two reporting units. We utilized market capitalization as a proxy for fair value and as the sole measure of fair value of our reporting units due to the fact that allocated market capitalization exceeded the carrying value of both reporting units. This basic assessment of fair value did not incorporate a control premium that could be assumed if a market participant were to acquire either reporting unit. As such, for the 2008 goodwill impairment test, no difference existed between market capitalization and the fair value of the reporting units on a consolidated basis.

For the 2009 annual goodwill impairment test, the Company expanded the approach used to compute the fair value of the reporting units. As a result, an approach employing multiple valuation methodologies, including a market approach (market price multiples of comparable companies) and an income approach (discounted cash flow analysis) was utilized. This approach is consistent with the requirement to utilize all appropriate valuation techniques as described in ASC 820-10-35-24 “Fair Value Measurements and Disclosures.” ASC 820 is applicable to the Company for the first time in 2009 with respect to the annual goodwill impairment test. The values ascertained using these methods were weighted to obtain a total fair value. The computations require management to make significant estimates and assumptions. Critical estimates and assumptions that are used as part of these evaluations include, among other things, selection of comparable publicly traded companies, the discount rate applied to future earnings reflecting a weighted average cost of capital rate, and earnings growth assumptions.

A discounted cash flow analysis requires us to make various judgmental assumptions about sales, operating margins, capital expenditures, working capital and growth rates. Assumptions about sales, operating margins, capital expenditures and growth rates are based on our budgets, business plans, economic projections, and anticipated future cash flows. The annual planning process that we undertake to prepare the long range financial forecast takes into consideration a multitude of factors including historical growth rates and operating performance, related industry trends, macroeconomic conditions, inflationary and deflationary forces, pricing strategies, customer demand analysis, operating trends, competitor analysis, and marketplace data, among others. In determining the fair value of our reporting units, we were required to make significant judgments and estimates regarding the expected severity and duration of the current economic slowdown. Although the global economic slowdown began during the fourth quarter of 2008, the impact to the Texas economy was delayed and has been less severe compared to other parts of the country. As a result, the impact of the economic slowdown on our business was

Susser Holdings Corporation

February 18, 2010

minimized during 2008, however we saw an impact as 2009 progressed. The forecast assumptions for 2010 anticipate a recovery to begin in certain markets and realization of certain benefits from cost reduction actions taken in 2009 and 2010 to improve our overall cost structure. This recovery is assumed to continue into 2011. Assumptions are also made for a “normalized” perpetual growth rate for periods beyond the long range financial forecast period.

Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to broader macroeconomic conditions outside our control. As a result, actual performance in the near and longer-term could be different from these expectations and assumptions. This could be caused by events such as strategic decisions made in response to economic and competitive conditions and the impact of economic factors, such as continued increases in unemployment rates, on our customer base. In addition, some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, and our credit ratings. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units and other intangible assets, it is possible a material change could occur. If our future actual results are significantly lower than our current operating results or our estimates and assumptions used to calculate fair value are materially different, the value determined using the discounted cash flow analysis could result in a lower value. A significant decrease in value could result in a fair value lower than carrying value, and require us to perform the second step which could result in impairment of our goodwill.

We compared the combined total value of the reporting units as detailed above, net of debt, to the market capitalization of the Company as of the first day of the fourth quarter of 2009, which resulted in a calculated control premium of 49.8%. Control premiums may effectively cause a company’s aggregate fair value to exceed its current market capitalization due to the ability of a controlling shareholder to benefit from synergies and other intangible assets that arise from such control. This premium can be in part explained by the general tone of the market as indicated by premiums seen for acquisitions closed during the current year. In addition, for our stock in particular, since less than 50% of the Company’s stock is publicly traded, a marketability/control premium on the Company as a whole would be present.

Subsequent to the date of our annual impairment test, we experienced a decline in our market capitalization. We evaluated this change in circumstance to determine if an impairment indicator had occurred in between our annual testing dates. The Company believes that this decrease in market price is temporary and therefore should not be considered a significant factor in the determination of the fair value of the Company for purposes of the goodwill impairment test. Furthermore, we are unaware of any specific events or changes in circumstances precipitating the decline in market capitalization that would represent an indicator of impairment.”

We have attached as Exhibit 1 additional detail of the methodology and calculation of the fair value of the reporting units as well as additional discussion of the calculated control premium.

Definitive Proxy Statement on Schedule 14A

Annual Bonuses, page 16

2.	We note your response to comment five of our letter dated January 7, 2010. In addition to your proposed disclosure in response to that comment, please tell us, using similar disclosure, the EBITDAR target you used for awarding annual bonuses to your named executive officers in the 2008 fiscal year.

Susser Holdings Corporation

February 18, 2010

Response

The matrix established for the 2008 management bonus program contemplated EBITDAR target measures of $141.2 million for 2008 consolidated EBITDAR, $124.0 million for 2008 retail segment EBITDAR and $23.6 million for 2008 wholesale segment EBITDAR. Our actual 2008 results reflected consolidated EBIDTAR of $145.3 million, retail segment EBITDAR of $125.4 million and wholesale segment EBITDAR of $25.7 million.

Please let us know if you have additional questions or if you require further clarification of our responses above. I can be reached at (361) 693-3743 or msullivan@susser.com.

Sincerely,

/s/ Mary E. Sullivan
Mary E. Sullivan
Executive Vice President and Chief Financial Officer
Susser Holdings Corporation

cc:	Mr. Sam L. Susser, Chief Executive Officer

Ms. Lisa Friel, Ernst & Young LLP

Mr. Rod Miller, Weil, Gotshal & Manges LLP

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